Management's Responsibility for Financial Reporting

The management of Metalla Royalty and Streaming Ltd. ("Metalla" or the "Company") is responsible for the integrity and fair presentation of the financial information contained in the accompanying consolidated financial statements, which reflect amounts based on management's best estimates and judgements. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has established and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, financial information is reliable and accurate, and transactions are properly recorded and executed in accordance with management's authorization. This system includes established policies and procedures, the selection and training of qualified personnel and an organization providing for appropriate delegation of authority and segregation of responsibilities. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission framework on Internal Control - Integrated Framework (2013). Based on this assessment, management determined that as at December 31, 2025, the Company's internal control over financial reporting was effective and provided reasonable assurance of the reliability of our financial reporting and preparation of the Consolidated Financial Statements.

KPMG LLP, an independent registered public accounting firm, appointed by the shareholders, has audited the Company's consolidated financial statements as at and for the year ended December 31, 2025, in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed their opinion in their report titled "Report of Independent Registered Public Accounting Firm". The effectiveness of the Company's internal control over financial reporting as at December 31, 2025, has also been audited by KPMG LLP, and their opinion is included in their report titled "Report of Independent Registered Public Accounting Firm".

/s/ Brett Heath	/s/ Saurabh Handa
Brett Heath	Saurabh Handa
Chief Executive Officer	Chief Financial Officer

March 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Metalla Royalty & Streaming Ltd. (the Company) as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of Indicators of Impairment for Royalty, Stream and Other Interests

As described in Note 4 to the consolidated financial statements, the balance of the Company's investments in Royalty, Stream, and Other Interests was $255,153 thousand as at December 31, 2025. As discussed in Note 2(g) and Note 2(p) to the consolidated financial statements, the carrying amounts of Royalty, Stream and Other Interests, are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. Judgment is applied in assessing whether certain facts and circumstances are indicators of impairment. The Company considers both external and internal sources of information in assessing whether there are any indicators that its Royalty, Stream, and Other Interests may be impaired.

We identified the evaluation of indicators of impairment for the Company's Royalty, Stream, and Other Interests as a critical audit matter. Challenging auditor judgment was required in evaluating certain assumptions including assessing changes in estimated future metal prices, the economic performance of underlying mining operations, and significant changes to operator reserve and resource estimates. Changes in these assumptions could have changed the Company's conclusion regarding indicators of impairment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's identification and evaluation of indicators of impairment. We also evaluated the Company's assessment of indicators of impairment by comparing the Company's metal price forecasts to third party data, and for a sample of Royalty, Stream, and Other Interests we examined reserve and resource information disclosed by the third-party mine operators to assess for significant adverse changes, and obtained and analyzed third-party mine operator public disclosures to assess the economic performance of the underlying mining operations.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2017.

Vancouver, Canada

March 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Metalla Royalty & Streaming Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Metalla Royalty & Streaming Ltd.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as at December 31, 2025 and 2024, the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 25, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Internal Control Over Financial Reporting" Section of Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 25, 2026

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands of United States dollars)

		As at
		December 31,	December 31,
	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		$9,794	$9,717
Accounts receivable	3	4,379	2,516
Prepaid expenses and other		1,259	723
Total current assets		15,432	12,956

Non-current assets
Royalty, stream, and other interests	4	255,153	255,302
Investment in Silverback		200	314
Deferred income tax assets	8	81	105
Total non-current assets		255,434	255,721
TOTAL ASSETS		$270,866	$268,677

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables		$3,966	$1,188
Current acquisition payable	13	2,446	-
		6,412	1,188
Convertible loan facility	5	-	12,693
Total current liabilities		6,412	13,881

Non-current liabilities
Revolving credit facility	5	12,176	-
Acquisition payable	13	-	2,233
Deferred income tax liabilities	8	525	536
Total non-current liabilities		12,701	2,769
Total liabilities		19,113	16,650

EQUITY
Share capital	9	310,465	307,848
Reserves		14,371	13,021
Deficit		(73,083)	(68,842)
Total equity		251,753	252,027
TOTAL LIABILITIES AND EQUITY		$270,866	$268,677

These consolidated financial statements were authorized for issuance by the Board of Directors on March 25, 2026.

Approved by the Board of Directors

“Brett Heath”	Director	“Amanda Johnston”	Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements    Page 5

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in thousands of United States dollars, except for share and per share amounts)

		Year ended
		December 31,	December 31,
	Notes	2025	2024

Revenue from royalty interests	6	$11,739	$5,882
Depletion on royalty interests	4	(2,240)	(2,509)
Gross profit		9,499	3,373

General and administrative expenses	7	(6,639)	(5,217)
Share-based payments	9	(2,924)	(2,632)
Loss from operations		(64)	(4,476)

Share of net income of Silverback		202	113
Mark-to-market gain (loss) on derivatives	5	(94)	493
Interest expense	5	(1,613)	(1,977)
Finance charges	5	(237)	(339)
Loss on extinguishment of convertible loan facility	5	(738)	-
Foreign exchange gain (loss)		(476)	612
Other income (expenses)		(552)	150
Loss before income taxes		(3,572)	(5,424)
Current income tax expense	8	(656)	(52)
Deferred income tax expense	8	(13)	-
Net loss and comprehensive loss		$(4,241)	$(5,476)

Earnings (loss) per share - basic and diluted		$(0.05)	$(0.06)
Weighted average number of shares outstanding - basic and diluted		92,510,341	91,503,747

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements    Page 6

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars)

		Year ended
		December 31,	December 31,
	Notes	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(4,241)	$(5,476)
Items not affecting cash:
Depletion	4	2,240	2,509
Interest and accretion expense		1,613	1,977
Finance charges		237	339
Share-based payments		2,924	2,632
Share of net income of Silverback		(202)	(113)
Mark-to-market loss (gain) on derivatives	5	94	(493)
Loss on extinguishment of convertible loan facility	5	738	-
Income tax expense	8	669	52
Unrealized foreign exchange loss (gain)		453	(671)
Other		406	(25)
		4,931	731

Payments received from derivative royalty asset		-	806
Income taxes paid		(247)	(409)

Changes in non-cash working capital items:
Accounts receivable		(1,862)	(511)
Prepaid expenses and other		(580)	21
Trade and other payables		2,166	(3,211)
Net cash provided by (used in) operating activities		4,408	(2,573)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests		(2,437)	(2,199)
Dividends received from Silverback		316	249
Net cash used in investing activities		(2,121)	(1,950)

CASH FLOWS FROM FINANCING ACTIVITIES
Draw down on revolving credit facility	5	13,100	-
Settlement of convertible loan facility	5	(11,919)	-
Proceeds from private placement		-	719
Proceeds from exercise of stock options		-	156
Interest paid	5	(1,605)	(58)
Finance charges paid	5	(1,819)	(339)
Net cash provided by (used in) financing activities		(2,243)	478

Effect of exchange rate changes on cash and cash equivalents		33	(345)

Changes in cash and cash equivalents during year		77	(4,390)
Cash and cash equivalents, beginning of year		9,717	14,107
Cash and cash equivalents, end of year		$9,794	$9,717

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements    Page 7

METALLA ROYALTY & STREAMING LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of United States dollars, except for share amounts)

	Number of	Share			Total
	Shares	Capital	Reserves	Deficit	Equity
Balance as at December 31, 2023	90,877,231	$303,323	$12,930	$(63,366)	$252,887
Conversion of loan payable (Note 5)	429,800	1,109	-	-	1,109
Private placement	250,000	719	-	-	719
Exercise of stock options	213,717	946	(790)	-	156
Shares issued on vesting of restricted share units	305,690	1,751	(1,751)	-	-
Share-based payments - stock options	-	-	926	-	926
Share-based payments - restricted share units	-	-	1,706	-	1,706
Loss for the year	-	-	-	(5,476)	(5,476)
Balance as at December 31, 2024	92,076,438	$307,848	$13,021	$(68,842)	$252,027
Conversion of loan payable (Note 5)	412,088	1,043	-	-	1,043
Exercise of stock options	78,262	207	(207)	-	-
Shares issued on vesting of restricted share units	332,660	1,367	(1,367)	-	-
Share-based payments - stock options	-	-	1,074	-	1,074
Share-based payments - restricted share units	-	-	1,850	-	1,850
Loss for the year	-	-	-	(4,241)	(4,241)
Balance as at December 31, 2025	92,899,448	$310,465	$14,371	$(73,083)	$251,753

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements    Page 8

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in British Columbia, Canada, is a precious metals royalty and streaming company, which engages in the acquisition and management of gold, silver, and copper royalties, streams, and similar production-based interests. The Company's common shares ("Common Shares") are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $73.1 million as at December 31, 2025, and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate positive cash flow in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance, cash flows from operating activities, and available credit facilities will be sufficient to fund the operations of the Company for at least twelve months from the date of this report.

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Statement of Compliance

These consolidated financial statements have been prepared using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b) Basis of Preparation and Measurement

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments, which have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

These consolidated financial statements are presented in thousands of United States dollars except as otherwise indicated.

(c) Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries, the functional currency is the U.S. dollar. The presentation currency for the Company is the U.S. dollar.

Transactions in currencies other than the functional currency are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, the monetary assets and liabilities of the Company that are denominated in foreign currencies are translated at the rate of exchange at the reporting date while non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the consolidated statement of loss and comprehensive loss.
Consolidated Financial Statements Page 9

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(d) Future Changes to Accounting Policies

Certain new accounting standards and amendments to accounting standards have been published that are not mandatory for the year ended December 31, 2025, and have not been early adopted by the Company. New and amended accounting standards that are not applicable to the Company have been excluded from this note. The Company is currently assessing the impact of the following new and amended standards:

  The IASB has issued classification and measurement and disclosure amendments to IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures, which are effective for years beginning on or after January 1, 2026, with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance targets).
  IFRS 18 - Presentation and Disclosure in Financial Statements ("IFRS 18") is a new standard that will provide new presentation and disclosure requirements, and which will replace IAS 1 - Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the statement of profit or loss; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted.

(e) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including its principal subsidiaries Nova Royalty Corp. (Canada), Royalty & Streaming Mexico S.A. de C.V. (Mexico), Metalla America Ltd. (USA), Nova Royalty USA Corp. (USA), MTA Royalty & Streaming Pty Ltd. (Australia), ValGold Resources Ltd. (Canada), Geological Services Inc. (USA), Idaho Resources Corporation (USA), Genesis Gold Corporation (USA), and Metalla SEZC (Cayman Islands). All intercompany balances and transactions have been eliminated on consolidation.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.
Consolidated Financial Statements Page 10

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(f) Royalty, Stream, and Other Interests

Royalty, stream, and other interests consist of acquired royalty, stream, and other interests. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific royalty or stream asset are expensed in the period incurred. Borrowing costs attributed to the acquisition of qualifying assets are capitalized to royalty, stream, and other interests, and are included in the carrying amounts of related assets until the asset is available for use in the manner intended by management.

Producing royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific agreement.

The Company classifies its royalty and streaming interests on a basis consistent with the underlying mineral property to which the royalty or streaming interest relates. Royalty, stream, and other interests on mineral properties in exploration stage are classified as such and are not depleted. In assessing whether an underlying exploration stage mineral property has advanced beyond the evaluation stage, management considers a combination of factors, including the completion of an economic evaluation (such as a Preliminary Economic Assessment, Pre-Feasibility Study or Feasibility Study), and/or public disclosures by the operator evidencing a formal plan or decision to advance the project to development, supported by reasonably estimates of projected costs and timeline to commence development. Where such development decision is supported by the underlying property operator, the associated royalty or streaming interest is re-categorized to the development stage. Royalties on producing properties are classified separately net of accumulated depletion.

(g) Impairment of Royalty, Stream, and Other Interests

The carrying amounts of royalty, stream, and other interests are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate the carrying amounts may not be recoverable. If there are indicators of impairment, a review is undertaken to determine whether the carrying amounts are in excess of their recoverable amounts. Reviews are undertaken on an asset-by-asset basis, except where the recoverable amount for an individual asset cannot be determined, in which case the review is undertaken at the cash-generating unit ("CGU") level.

If the carrying amount of a CGU or non-financial asset exceeds the recoverable amount, being the higher of its fair value less costs to sell and its value-in-use, an impairment loss is recognized in net loss as the excess of the carrying amount over the recoverable amount. With respect to CGUs, impairment losses are allocated to reduce the carrying amounts of the assets of the CGU on a pro-rata basis. The future cash flows expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the Company's royalty, stream, and other production-based interests that could affect the future recoverability of the Company's interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount which may include an estimate of (a) net present value of estimated future cash flows; (b) dollar value per ounce or pound of reserve/resource; (c) cash-flow multiples; and/or (d) market capitalization of comparable assets.

Non-financial assets that have previously been impaired are tested for a possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed, or may have partially reversed. In these instances, the impairment loss is reversed to the recoverable amount but not beyond the carrying amount, net of amortization, that would have arisen if the prior impairment loss had not been recognized.
Consolidated Financial Statements Page 11

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(h) Revenue Recognition

Revenue is comprised of revenue earned in the year from royalty, stream, and other interests. The Company recognizes revenue upon the transfer of control of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is delivered by the Company to its third-party customers. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the sales contract.

For royalty interests, revenue recognition occurs when control of the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(i) Financial Instruments

All financial instruments are initially recorded at fair value and designated as follows:

Cash includes cash on account and is subsequently measured at amortized cost.

Trade receivables relate to amounts received from sales of refined gold and silver and royalty revenue. These receivables are non-interest bearing and are recognized at fair value and are subsequently measured at amortized cost. The Company has applied the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables.

Marketable securities are designated as fair value through profit and loss ("FVTPL") unless they are irrevocably designated, on an individual basis, as fair value through other comprehensive income ("FVOCI"). Investment transactions are recognized on the trade date. Fair values are determined by reference to quoted market prices at the statement of financial position date.

Derivative loan liabilities are designated as FVTPL.  Fair values are determined using a valuation model and inputs that are not based on observable market data.

Accounts payables, accrued liabilities, and loans payable are initially recorded at fair value, less transaction costs. These financial liabilities are subsequently measured at amortized cost, calculated using the effective interest method.

(j) Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.
Consolidated Financial Statements Page 12

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(k) Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value based on closing price on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty's performance is complete.

The proceeds from the issue of units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values. The fair value of the common shares is based on the market closing price on the date of issuance and the fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity, net of any tax effects.

(l) Income Taxes

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the consolidated statement of loss and comprehensive loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous periods.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(m) Earnings (loss) Per Share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the income (loss) attributable to equity holders of the Company by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated by adjusting the earnings attributable to equity holders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares. The calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In periods where a loss is reported, diluted loss per share is the same as basic loss per share as the effects of potentially dilutive common shares would be anti-dilutive.
Consolidated Financial Statements Page 13

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

(n) Share-based Payments

The Company grants stock options and restricted share units ("RSUs") to directors, officers, employees and consultants to acquire common shares of the Company. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services similar to those performed by an employee. The fair value of stock options is measured on the date of grant, using the Black-Scholes option pricing model, and is recognized over the vesting period. Consideration paid for the shares on the exercise of stock options is credited to share capital. In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment. Otherwise, share-based payments are measured at the fair value of the goods or services received.

The fair value method of accounting is used for share-based payment transactions. Under this method, the cost of stock options and other equity-settled share-based payment arrangements are recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. Where awards are forfeited because non-market based vesting conditions are not satisfied, the expense previously recognized is proportionately reversed in the period the forfeiture occurs.

(o) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segment, has been identified as the Chief Executive Officer ("CEO").

The Company operates in a single segment, the acquisition and management of precious metal royalties, streams, and similar production-based interests. In addition, the Company has corporate activities, which include the evaluation and acquisition of new precious metal royalties, streams, and similar production-based interests, treasury and finance, regulatory reporting, and corporate administration.

(p) Critical Accounting Estimates and Judgments

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below. Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amount of assets and liabilities within the next financial year and include, but are not limited to, the following:

Royalty interests

The Company holds royalty interests in production stage mineral properties. The royalty interests are recorded initially at their costs and are being depleted using the units of production basis over the expected life of the related mineral property, which is determined using available estimates of future production. Proven and probable reserves and future production plans associated with the royalty interests as determined by the operators impact the measurement of the respective assets. These estimates affect the depletion of the royalty interests and the assessment of the recoverability of the carrying value of the royalty interests.

Consolidated Financial Statements Page 14

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

2. SUMMARY OF MATERIAL ACCOUNTING POLICIES (CONT'D…)

Judgement is applied in assessing whether certain facts and circumstances are indicators of impairment. Management considers both external and internal sources of information in assessing whether there are any indicators that the Company’s royalty, stream, and other interests may be impaired. Indicators related to the economic performance of the underlying mining operations, changes in expected future metal prices, and updates to operator reserves and resources, typically involve a higher degree of risk and estimation uncertainty. In addition, Management also considers other factors including legal, geopolitical, and other market and economic conditions.

In determining the recoverable amounts of the Company's royalty interests, management makes estimates of the discounted net cash flows expected to be derived from the Company's royalty interests, costs of disposal, and the appropriate discount rates and discount multiples that apply to the specific asset. Reductions in metal price forecasts, increases in estimated future costs of production for the mine operators, reductions in the amount of recoverable mineral reserves, mineral resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company's royalty interests.

Depletion

The Company's royalty, stream, and other production-based interests that generate economic benefits are considered depletable and are depleted on a unit-of-production basis over the ounces of production that are expected to generate the cash flows that will be attributable to the Company. These calculations require the use of estimates and assumptions, including the amount of contained metals, the recovery rates, and payable rates for the contained metals being treated through a milling or refining process. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

Derivative loan liabilities

The Company previously held derivative loan liabilities which were carried at fair value at each period end. In order to calculate the fair value at period end the Company used a valuation model and was required to make estimates and assumptions on the risk-free interest rate, expected stock price volatility, and credit spread.

Income taxes

The interpretation of existing tax laws or regulations in Canada, Australia, Argentina, Mexico, the United States, or any of the countries in which our property interests are located requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company's taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

Functional currency

The functional currency for each of the Company's subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Consolidated Financial Statements Page 15

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

3. ACCOUNTS RECEIVABLE

	As at
	December 31,	December 31,
	2025	2024
Royalty and stream receivables	$4,312	$2,253
GST and other recoverable taxes	33	251
Other receivables	34	12
Total accounts receivable	$4,379	$2,516

As at December 31, 2025, and December 31, 2024, the Company did not have any royalty and stream receivables that were past due. The Company's allowance for doubtful accounts as at December 31, 2025, and December 31, 2024, was $Nil.

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
	Assets	Assets	Assets	Total
As at December 31, 2023	$17,531	$232,476	$7,817	$257,824
Depletion	(2,509)	-	-	(2,509)
Reclassifications and other	10,992	(10,992)	(13)	(13)
As at December 31, 2024	$26,014	$221,484	$7,804	$255,302
Côté-Gosselin acquisition	-	2,437	-	2,437
Depletion	(2,240)	-	-	(2,240)
Reclassifications and other(1)	1,785	(1,785)	(346)	(346)
As at December 31, 2025	$25,559	$222,136	$7,458	$255,153

Historical cost	$37,796	$226,908	$7,507	$272,211
Accumulated depletion and impairments	$(12,237)	$(4,772)	$(49)	$(17,058)

(1) During the year the Company wrote off an exploration asset in its entirety for $0.3 million.

(a) During the year ended December 31, 2025, the Company completed the following transactions:

Acquisition

On October 31, 2025, the Company completed the acquisition of a further 0.15% interest in the Côté-Gosselin Net Smelter Return ("NSR") royalty for C$3.4 million ($2.4 million) in cash, bringing Metalla's total ownership on the Côté-Gosselin NSR royalty to 1.50%.

Reclassification

During the year ended December 31, 2025, the Company reclassified Endeavor from development assets to producing assets and commenced depletion because of the restart of the Endeavor mine.

Consolidated Financial Statements Page 16

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

4. ROYALTY, STREAM, AND OTHER INTERESTS (CONT'D…)

(b) During the year ended December 31, 2024, the Company completed the following transactions:

Reclassifications

During the year ended December 31, 2024, the Company: (i) reclassified Tocantinzinho and La Guitarra from development assets to producing assets; and (ii) reclassified El Realito, which has been fully depleted, from producing assets to development assets as management does not expect any further production from El Realito without further exploration on underground potential.

5. LOANS PAYABLE

	Revolving	Convertible
	Credit Facility	Loan Facility	Total
As at December 31, 2023	$-	$13,588	$13,588
Interest and accretion expense	-	1,751	1,751
Conversion	-	(1,109)	(1,109)
Foreign exchange adjustments	-	(1,044)	(1,044)
Fair value adjustment of derivative portion	-	(493)	(493)
As at December 31, 2024	$-	$12,693	$12,693
Draw down on revolving credit facility	13,100	-	13,100
Transaction costs	(1,084)	-	(1,084)
Interest and accretion expense	628	772	1,400
Principal repayment	-	(11,919)	(11,919)
Conversion	-	(1,043)	(1,043)
Extinguishment of loan facility	-	738	738
Interest payment	(305)	(1,300)	(1,605)
Accrued fees payment	-	(536)	(536)
Foreign exchange adjustments	-	501	501
Fair value adjustment of derivative portion	-	94	94
As at December 31, 2025	$12,339	$-	$12,339
Less: Accrued interest included in accounts payable	(163)	-	(163)
As at December 31, 2025	$12,176	$-	$12,176

Consolidated Financial Statements Page 17

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

Revolving Credit Facility

On June 24, 2025, Metalla entered into a definitive agreement with the Bank of Montreal ("BMO") and National Bank Financial ("NBF") for a revolving credit facility of $40.0 million (the "RCF"), with an accordion feature for an additional $35.0 million of availability option, subject to certain conditions, to increase the facility to $75.0 million. Upon close, the Company drew down $13.1 million from the RCF and incurred transaction costs of $1.1 million which will be amortized over the term of the loan.

The RCF will be available to finance acquisitions and investments, and for general corporate purposes. The RCF has a maturity date of June 24, 2028, which is extendable annually for one year on the mutual agreement of Metalla, BMO, and NBF. Drawdowns under the RCF can either be USD base rate advances which will bear an interest rate equal to a base rate plus applicable margin, or can be term benchmark advances which will bear an interest rate equal to the Secured Overnight Financing Rate ("SOFR") plus a credit spread adjustment of 0.10%, plus an applicable margin of 2.50% to 3.50% per annum depending on the Company's net leverage ratio.  The undrawn portion of the RCF is subject to a standby fee of 0.56% to 0.79% per annum depending on the Company's net leverage ratio.

The RCF is subject to standard conditions and covenants which include a net leverage ratio, an interest coverage ratio, and a minimum liquidity amount. The Company was in full compliance with all covenants as at December 31, 2025. The RCF is secured by a first-ranking security interest over all present and future property and assets of the Company and its material subsidiaries.

For the year ended December 31, 2025, the Company recognized interest expenses associated with the RCF of $0.6 million (December 31, 2024 - $Nil), and recognized finance charges of $0.1 million (December 31, 2024 - $Nil), related to standby fees associated with the RCF. As at December 31, 2025, the amount drawn on the RCF was $13.1 million, the availability under the RCF was $26.9 million, and the transaction costs, net of accumulated amortization were $0.9 million.

Convertible Loan Facility

In March 2019, the Company entered into a convertible loan facility (the "Loan Facility") with Beedie Investments Ltd. ("Beedie") to fund acquisitions of royalties and streams, which was subsequently amended from time to time. The Loan Facility bore interest on amounts advanced and a standby fee on funds available. Funds advanced were convertible into Common Shares at Beedie's option, with the conversion price determined at the date of each drawdown or at the conversion date (in the case of the conversion of accrued and unpaid interest). The Loan Facility was secured by certain assets of the Company.

The conversion feature, prepayment options, and availability of credit under the Loan Facility (together the "Derivative Loan Liabilities") were all determined to be non-cash embedded derivatives that were not closely related to the principal amounts due under the loan facility, and as such were bifurcated from the loan facility and the Derivative Loan Liabilities were accounted for at fair value through profit and loss. The debt portion of the loan facility along with any transaction costs and fees directly attributable to the loan facility were included in the respective effective interest rate calculation for the debt portion and were measured at amortized cost.

Effective December 1, 2023, Metalla and Beedie entered into an amended and restated convertible Loan Facility agreement to amend and restate the loan facility (the "A&R Loan Facility"). Pursuant to the A&R Loan Facility, the parties agreed to, among other things, increase the A&R Loan Facility from C$25.0 million to C$50.0 million, amend the conversion price of the principal amount outstanding of C$16.4 million to a conversion price of C$6.00 per share, amend the conversion price of any accrued and unpaid interest (the "Accrued Interest Amount") to a conversion price equal to the market price of the shares of Metalla at the time of conversion, and have any accrued and unpaid fees (the "Accrued Fees Amount") to not be convertible into Common Shares.

Consolidated Financial Statements Page 18

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

On December 1, 2023, following the changes to the A&R Facility and the drawdown of the C$12.2 million, the Derivative Loan Liabilities were remeasured and were assigned a fair value of $0.9 million, and the debt portion of the Principal Amount was assigned a fair value of $11.2 million for a total face value of $12.1 million (C$16.4 million). The debt portion, including any directly attributable transaction costs and fees were accounted for at amortized cost using the implied effective interest rate of 14.6%. The Accrued Interest Amount and the Accrued Fees Amount under the A&R Loan Facility were both accounted for as loans payable which were initially valued at fair value and subsequently measured at amortized cost and were included in the total A&R Loan Facility balance.

On February 20, 2024, Beedie elected to convert C$1.5 million ($1.1 million) of the Accrued Interest Amount into Common Shares at a conversion price of C$3.49 per share, being the closing price of the shares of Metalla on the TSX-V on February 20, 2024, for a total of 429,800 Common Shares which were issued on March 19, 2024.

On January 13, 2025, Beedie elected to convert C$1.5 million ($1.0 million) of the Accrued Interest Amount into Common Shares at a conversion price of C$3.64 per share, being the closing price of the shares of Metalla on the TSX-V on January 13, 2025, for a total of 412,088 Common Shares which were issued on February 4, 2025. Additionally, on January 31, 2025, the Company made a payment of C$2.0 million to Beedie to reduce all of the Accrued Interest Amount and Accrued Fees Amount to $Nil as of the payment date.

On June 24, 2025, concurrent with the closing of the RCF, the Company fully repaid and retired the A&R Loan Facility.  The final payments to Beedie included a repayment of the principal balance outstanding of C$16.4 million plus C$0.7 million in accrued interest and standby fees.  In connection with the retirement of the A&R Loan Facility, certain assets secured by Beedie were released and there are no further amounts due under the A&R Loan Facility.

The Derivative Loan Liabilities were remeasured at June 24, 2025, immediately prior to the retirement of the A&R Loan Facility, and were assigned a fair value of $0.2 million (December 31, 2024 - $0.1 million) and were calculated using a convertible debt and swaption pricing model with the following major market inputs and assumptions:

	As at
	June 24,	December 31,
	2025	2024
Maturity date	May 10, 2027	May 10, 2027
Risk free interest rate	2.50%	2.72%
Share price	C$4.93	C$3.62
Expected volatility	50%	54%
Dividend yield	$Nil	$Nil
Conversion price	C$6.00	C$6.00

On June 24, 2025, upon retirement of the A&R Loan Facility, the Company recorded a $0.7 million loss on extinguishment, which represents the difference between the carrying amount of the A&R Loan Facility on the retirement date and the amount that was paid to retire the A&R Loan Facility.

For the year ended December 31, 2025, the Company recognized finance charges of $0.2 million (December 31, 2024 - $0.3 million), related to costs associated with the A&R Loan Facility, including standby fees on the undrawn portion of the A&R Loan Facility, as well as set up and other associated costs.

Consolidated Financial Statements Page 19

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

5. LOANS PAYABLE (CONT'D…)

Amendment to IAS 1 - Presentation of Financial Statements

The Company adopted an amendment to IAS 1 effective January 1, 2024, which required the A&R Loan Facility to be presented as a current liability rather than a non-current liability even though the maturity date was not within the next twelve months. This was because the lender had the unconditional right to convert the debt into equity at any time, including within the next twelve months. There were no changes to the expected cash outflows from the convertible debt, and no changes to the liquidity of the Company and the maturity date of the debt remained May 10, 2027, however due to the change in IAS 1 the Company was required to disclose the A&R Loan Facility as a current liability.

6. REVENUE

	Year ended
	December 31,	December 31,
	2025	2024
Royalty revenue
Tocantinzinho	$4,501	$1,116
Wharf	2,828	1,622
Aranzazu	2,324	1,856
Endeavor	966	-
La Guitarra	457	115
La Encantada	441	415
El Realito	-	601
Other(1)	58	-
Total royalty revenue	11,575	5,725
Other fixed royalty payments	164	157
Total revenue	$11,739	$5,882

 (1) During the year the Company received a small amount of revenue from Plomosas related to the test mining of a bulk sample.

7. GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended
	December 31,	December 31,
	2025	2024
Compensation and benefits	$4,185	$2,807
Corporate administration	1,167	1,306
Professional fees	1,105	901
Listing and filing fees	182	203
Total general and administrative expenses	$6,639	$5,217

Consolidated Financial Statements Page 20

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

8. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	Year ended
	December 31,	December 31,
	2025	2024
Loss before income taxes	$(3,572)	$(5,424)
Canadian federal and provincial income tax rates	27.00%	27.00%
Income tax recovery based on the above rates	(964)	(1,464)
Difference between Canadian and foreign tax rate	(181)	(128)
Permanent differences	(3,116)	890
Changes in unrecognized deferred tax assets	5,016	761
Other adjustments	(86)	(7)
Total income tax expense	$669	$52

Current income tax expense	$656	$52
Deferred income tax expense	$13	$-

The composition of the Company's net deferred income tax liability that has been recognized is as follows:

	As at
	December 31,	December 31,
	2025	2024
Deferred tax assets:
Mineral expenditures and capital assets	$1,731	$2,060
Share issue costs	420	455
Non-capital losses and others	19,791	12,651
	21,942	15,166
Unrecognized deferred tax assets	(17,678)	(10,688)
Deferred tax liabilities	(4,708)	(4,909)
Net deferred income tax liabilities	$(444)	$(431)

Deferred income tax assets	$81	$105
Deferred income tax liabilities	$(525)	$(536)

The Company's significant temporary differences, unused tax credits, and unused tax losses that have not been recognized as deferred income tax assets as at December 31, 2025, are as follows:

	Mineral expenditures and other capital assets	Share issue costs	Non-capital losses and others	Total

Expiry 2026 to 2045	$-	$1,556	$42,218	$43,774
No expiry date	$17,457	$-	$7,498	$24,955

*Tax attributes are subject to review, and potential adjustments, by tax authorities.

Consolidated Financial Statements Page 21

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. SHARE CAPITAL

Authorized share capital consists of an unlimited number of Common Shares without par value.

(a) Issued Share Capital

As at December 31, 2025, the Company had 92,899,448 Common Shares issued and outstanding (December 31, 2024 - 92,076,438).

During the year ended December 31, 2025, the Company:

  issued 412,088 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5); and
  issued 410,922 Common Shares related to the vesting of RSUs and the exercise of stock options.

During the year ended December 31, 2024, the Company:

  issued 429,800 Common Shares related to the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);
  issued 250,000 Common Shares related to a private placement; and
  issued 519,407 Common Shares related to the vesting of RSUs and the exercise of stock options.

(b) Stock Options

The Company has adopted a stock option plan approved by the Company's shareholders. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for RSUs. The plan allows for a cash-less broker exercise, or a net exercise on some of the Company's stock options upon vesting, both of which are subject to approval from the Company's Board of Directors. The vesting terms, if any, are determined by the Company's Board of Directors at the time of the grant.

The continuity of stock options for the year ended December 31, 2025, was as follows:

	Weighted
	Average
	Exercise Price	Number
	(C$)	Outstanding
As at December 31, 2023	$6.83	4,834,993
Granted	4.14	160,000
Exercised(1)	3.69	(820,781)
Expired	8.43	(1,176,005)
Forfeited	4.47	(115,000)
As at December 31, 2024	$7.02	2,883,207
Granted	4.41	955,000
Exercised(1)	4.46	(157,500)
Expired	10.00	(698,750)
Forfeited	4.26	(17,500)
As at December 31, 2025	$5.63	2,964,457

(1) During the year ended December 31, 2025, 157,500 stock options were exercised on a net exercise basis with a total of 78,262 Common Shares issued for the exercise (2024 - 771,063 and 163,999, respectively).

Consolidated Financial Statements Page 22

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. SHARE CAPITAL (CONT'D…)

During the year ended December 31, 2025, the Company granted 955,000 stock options (December 31, 2024 - 160,000) with a weighted-average exercise price of C$4.41 (December 31, 2024 - C$4.14) and a grant date fair value of $1.1 million or $1.19 per option (December 31, 2024 - $0.2 million or $1.18 per option). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Year ended
	December 31,	December 31,
	2025	2024
Risk free interest rate	2.79%	3.62%
Expected dividend yield	0%	0%
Expected stock price volatility	51%	51%
Expected life in years	3.25	3.25
Forfeiture rate	0%	0%

For the year ended December 31, 2025, in accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $1.1 million (December 31, 2024 - $0.9 million), with an offsetting credit to reserves. As at December 31, 2025, the weighted average remaining life of the stock options outstanding was 2.64 years (December 31, 2024 - 2.39 years).

The Company's outstanding and exercisable stock options as at December 31, 2025, and their expiry dates are as follows:

	Exercise Price	Number	Number
Expiry Date	(C$)	Outstanding	Exercisable
April 27, 2026	$11.73	310,000	310,000
August 27, 2026	$9.17	217,800	217,800
July 20, 2027	$4.33	118,800	118,800
August 16, 2027	$5.98	415,000	415,000
February 22, 2028	$4.12	100,357	100,357
December 28, 2028	$4.05	777,500	777,500
July 23, 2029	$4.14	80,000	-
February 20, 2030	$4.41	945,000	-
		2,964,457	1,939,457

Subsequent to December 31, 2025, on February 12, 2026, the Company granted 475,700 stock options with an exercise price of C$9.88.

(c) Restricted Share Units

The Company has adopted an RSU plan approved by the Company's shareholders. The maximum number of RSUs that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time, less the amount reserved for stock options. The vesting terms are determined by the Company's Board of Directors at the time of issuance, the standard vesting terms have one-half vest in one year and one-half vest in two years.

Consolidated Financial Statements Page 23

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

9. SHARE CAPITAL (CONT'D…)

The continuity of RSUs for the year ended December 31, 2025, was as follows:

Number
Outstanding
As at December 31, 2023	978,350
Granted	300,000
Settled	(305,690)
Forfeited	(75,000)
As at December 31, 2024	897,660
Granted	525,788
Settled	(332,660)
Forfeited	(8,750)
As at December 31, 2025	1,082,038

For the year ended December 31, 2025, in accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $1.9 million (December 31, 2024 - $1.7 million), with an offsetting credit to reserves. Subsequent to December 31, 2025, on February 12, 2026, the Company granted 445,175 RSUs.

10. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Year ended
	December 31,	December 31,
	2025	2024
Salaries and fees	$3,173	$1,713
Share-based payments	2,392	2,042
Total related party expenses	$5,565	$3,755

As at December 31, 2025, the Company had $1.8 million (December 31, 2024 - $0.6 million) due to directors and management related to remuneration and expense reimbursements. As at December 31, 2025, the Company had $Nil (December 31, 2024 - $Nil) due from directors and management.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant Non-Cash Investing and Financing Activities

During the year ended December 31, 2025, the Company:

a) issued 412,088 Common Shares, valued at $1.0 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);

b) reallocated $1.4 million from reserves for 332,660 RSUs that settled; and

c) reallocated $0.2 million from reserves for 157,500 stock options exercised.

Consolidated Financial Statements Page 24

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (CONT'D…)

During the year ended December 31, 2024, the Company:

a) issued 429,800 Common Shares, valued at $1.1 million, for the conversion of a portion of the Accrued Interest Amount from the A&R Loan Facility (Note 5);

b) reallocated $1.8 million from reserves for 305,690 RSUs that settled; and

c) reallocated $0.8 million from reserves for 820,781 stock options exercised.

12. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	As at
	December 31,	December 31,
	2025	2024
Financial assets
Amortized cost:
Cash and cash equivalents	$9,794	$9,717
Royalty and stream receivables	4,312	2,253
Other receivables	67	263
Fair value through profit or loss:
Marketable securities	260	305
Total financial assets	$14,433	$12,538

Financial liabilities
Amortized cost:
Trade and other payables	$3,966	$1,188
Loans payable	12,176	12,625
Acquisition payables	2,446	2,233
Fair value through profit or loss:
Derivative loan liabilities	-	68
Total financial liabilities	$18,588	$16,114

Fair Value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Consolidated Financial Statements Page 25

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Cash, accounts receivables (royalty, and stream receivables, and other receivables), and accounts payable (trade and other payables), are carried at amortized cost. Their carrying value approximated their fair value because of the short-term nature of these instruments or because they reflect amounts that are receivable to the Company without further adjustments. Marketable securities are carried at fair value and are classified within Level 1 of the fair value hierarchy. There were no transfers between the levels of the fair value hierarchy during the year ended December 31, 2025, and the year ended December 31, 2024.

Loans payable and acquisition payables are carried at amortized cost. The RCF is classified within Level 2 because its applicable interest rate includes an adjustment based on the Company's net leverage ratio and a credit spread adjustment (Note 5). As at December 31, 2025, the fair value of the RCF was $11.4 million (December 31, 2024 - $Nil). In prior periods, the Company had derivative loan liabilities embedded in the A&R Loan Facility that were carried at fair value and were classified within Level 3 of the fair value hierarchy, with the retirement of the A&R Loan Facility on June 24, 2025, the Company no longer has any derivative loan liabilities.

Capital Risk Management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at December 31, 2025, are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit Risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined from the prior year.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements on an ongoing basis and its development plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty and stream interests, its cash on-hand, and its committed liabilities. The maturities of the Company's loan liabilities are disclosed in Note 5. All current liabilities are settled within one year.

Consolidated Financial Statements Page 26

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, AND 2024
(Expressed in thousands of United States dollars, unless otherwise indicated, except for share, ounce, per ounce, and per share amounts)

12. FINANCIAL INSTRUMENTS (CONT'D…)

Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada, Australia, Mexico, and the United States and incurs expenditures in currencies other than United States dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at December 31, 2025, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the United States dollar against the Canadian dollar, Australian dollar, and Mexican peso would result in an increase/decrease in the Company's pre-tax loss of less than $0.1 million.

Interest Rate Risk

Interest rate risk is the risk that the fair value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The only financial instrument that is subject to interest rate risk is the RCF (Note 5), which bears a variable interest rate when drawn. The undrawn Credit Facility is subject to standby charges. There is no significant impact on the Company's pre-tax loss with a 1% increase or decrease in the interest rate charged on the RCF as at December 31, 2025.

Commodity Price Risk

The Company's royalties, streams, and other interests are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of gold, copper, and silver are the primary drivers of the Company's profitability and ability to generate free cash flow. All of the Company's future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

13. COMMITMENTS

As at December 31, 2025, the Company had the following contractual obligations:

	Less than	1 to	Over
	1 year	3 years	3 years	Total
Trade and other payables	$3,966	$-	$-	$3,966
Loans payable principal and interest payments(1)	810	14,798	-	15,608
Payments related to acquisition of royalties and streams(2)	2,500	-	-	2,500
Total commitments	$7,276	$14,798	$-	$22,074

(1) Payments required to be made on the RCF based on the closing balance, applicable interest rate, and availability under the RCF as at December 31, 2025.

(2) Payment required for the royalty on the Lama project of $2.5 million, payable in cash or Common Shares within 90 days upon the earlier of a 2 Moz gold Mineral Reserve estimate on the royalty area or March 9, 2026, subsequent to year-end, the Company and the arm’s length seller amended the agreement whereby $1.25 million was paid in cash immediately and the remaining $1.25 million will be payable in cash in January 2027.

In addition to the commitments above, the Company could in the future have additional commitments payable in cash and/or shares related to the acquisition of royalty and stream interests. However, these payments are subject to certain triggers or milestone conditions that have not been met as at December 31, 2025.

Consolidated Financial Statements Page 27

14. SEGMENTED INFORMATION

The Company operates in one industry and has one reportable operating segment, consisting of acquiring and managing gold, silver, and copper royalties, streams, and similar production-based interests, which is managed and reviewed by the Company’s CEO who is the chief operating decision maker.

Revenue by geographical region includes revenues earned from royalty and streams and is determined by the geographic area of the mining operations giving rise to the royalty revenue. The Company’s revenue by geographical area during the years ended December 31, 2025, and 2024 was as follows:

	Year ended
	December 31,	December 31,
	2025	2024
Revenue by geographical region:
Australia	$966	$-
Brazil	4,501	1,116
Mexico	3,280	2,987
USA	2,992	1,779
Total revenue	$11,739	$5,882

The geographical region of royalties, streams, and other mining interests are determined by the geographic area of the mining operations related to the royalties, streams and other mining interests. As at December 31, 2025, and 2024, non-current assets were located in the following geographical regions:

	As at
	December 31,	December 31,
	2025	2024
Non-current assets by geographical region:
Argentina	$41,711	$41,711
Australia	6,974	7,010
Brazil	15,067	15,811
Canada	40,303	37,866
Chile	62,419	62,765
Mexico	48,875	49,902
USA	39,781	40,240
Other	304	416
Total non-current assets	$255,434	$255,721

Consolidated Financial Statements    Page 28